SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       AMENDMENT NO. 2 TO
                         SCHEDULE 13E-4
                        (Final Amendment)

                  Issuer Tender Offer Statement
                (Pursuant to Section 13(e)(1) of
               the Securities Exchange Act of 1934

                    AXSYS TECHNOLOGIES, INC.
                    ------------------------
                        (Name of Issuer)

                    AXSYS TECHNOLOGIES, INC.
                    ------------------------
              (Name of Person(s) Filing Statement)

    $1.20 Cumulative Exchangeable Redeemable Preferred Stock,
                    Par Value $.01 Per Share
            -----------------------------------------

                 (Title of Class of Securities)

                           054615 20 8
                       ------------------
              (CUSIP Number of Class of Securities)

                        Elliot N. Konopko
                         Vice President
                    Axsys Technologies, Inc.
                       645 Madison Avenue
                    New York, New York  10022
                         (212) 593-7900
            -----------------------------------------
    (Name, Address and Telephone Number of Person Authorized
         to Receive Notice and Communications on Behalf of Person(s) Filing Statement)




                        February 14, 1997
                     -----------------------
               (Date Tender Offer First Published,
               Sent or Given to Security Holders)

                       Page 1 of  4  pages
                                 ---


     This Amendment No. 2 to Schedule 13E-4 is being filed by Axsys Technologies, Inc., a Delaware corporation (the "Company"), and constitutes Amendment No. 2 to the Schedule 13E-4, filed by the Company on February 14, 1997, as heretofore amended (the "Schedule 13E-4"). The Schedule 13E-4 relates to the offer by the Company to holders of its $1.20 Cumulative Exchangeable Redeemable Preferred Stock (the "Preferred Stock"), upon and subject to the terms and conditions set forth in the Offering Circular, dated February 13, 1997 (the "Offering Circular"), of
0.75 shares of the Company's common stock (the "Common Stock") in exchange for each outstanding share of Preferred Stock (the "Exchange Offer"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

Item 1.        Security and Issues.
-------        --------------------

     A total of 538,008 shares of Preferred Stock was validly tendered and not withdrawn pursuant to the Exchange Offer, including shares of Preferred Stock for which certificates were delivered to the Exchange Agent pursuant to the Exchange Offer's guaranteed delivery procedure. The Company has purchased and exchanged all such validly tendered shares of Preferred Stock for shares of Common Stock. An aggregate of 403,460 shares of Common Stock were issued in the Exchange Offer. Fractional shares of Common Stock were cashed out in accordance with the terms of the Exchange Offer. After giving effect to the consummation of the Exchange Offer, 200,873 shares of Preferred Stock remain outstanding.

                            SIGNATURE
                            ---------

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   AXSYS TECHNOLOGIES, INC.



                                   By:  /s/ Elliot N. Konopko
                                        -------------------------
                                        Elliot N. Konopko
                                        Vice President and
                                          Secretary


Dated:  March 27, 1997